UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)   July 24, 2002

U.S. Can Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware
(State or Other Jurisdiction of Incorporation)

1-13678	06-1094196
(Commission File Number)	(I.R.S. Employer Identification No.)
700 East Butterfield Rd., Suite 250, Lombard, IL	60148
(Address of principal executive offices)	(Zip Code)

(630) 678-8000
(Registrant's telephone number, including area code)

Not applicable
(Former name or former address, if changed since last report)

Item 4. CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.

On July 24, 2002, U.S. Can Corporation (the "Company") dismissed Arthur Andersen LLP ("Andersen") as the Company's independent public accountants and appointed Deloitte & Touche LLP ("Deloitte") to serve as the Company's independent accountants for 2002. The change was recommended by the Audit Committee to the Board of Directors. Deloitte will review the Company's financial statements for its quarter ended June 30, 2002, to be included in the Company's Quarterly Report on Form 10-Q for such quarter.

Andersen's reports on the Company's consolidated financial statements for each of the two most recent fiscal years ending December 31 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two most recent fiscal years and through July 24, 2002, there have been no disagreements between the Company and Andersen on any matter of accounting principles and practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Andersen's satisfaction, would have caused Andersen to make reference to the subject matter of the disagreement in connection with its report on the Company's consolidated financial statements for such periods; and there were no reportable events as defined in Item 304 (a) (1) (v) of Regulation S-K.

During the two most recent fiscal years and through July 24, 2002, the Company did not consult with Deloitte with respect to the application of accounting principles to a specified transaction or regarding any of the other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

The Company has requested Andersen to furnish it with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements made by the Company. Andersen has informed the Company as a matter of policy that it no longer issues such letters.

Item 7. FINANCIAL STATEMENTS AND EXHIBITS

    (a) 99.1   Press Release, dated July 25, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. CAN CORPORATION

Date: July 25, 2002   By: /s/ John L. Workman

John L. Workman
Executive Vice President
and Chief Financial Officer